SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 21, 2004 to May 26, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing cash distribution for June 15, 2004

2.	Press Release announcing the resumption of operations at Judy Creek gas plant and a change in the U.S. ex-distribution date for the June 15, 2004 distribution

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 26, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
JUNE 15, 2004

(Calgary, May 21, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable June 15, 2004 will be Cdn $0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is May 28, 2004 and the record date is June 1, 2004.

The June 15, 2004 distribution of Cdn $0.21 per trust unit is equivalent to approximately U.S. $0.15 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3734. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution relates to the production month of April, 2004. Cash distributions paid over the past 12 months now total Cdn $2.52 per trust unit or approximately U.S. $1.87 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE RESUMPTION OF
OPERATIONS AT JUDY CREEK GAS PLANT AND A CHANGE IN THE U.S.
EX-DISTRIBUTION DATE FOR THE JUNE 15, 2004 DISTRIBUTION

(Calgary, May 25, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today that electric power was restored to the Judy Creek Gas Plant complex at approximately 9:00 PM on Saturday, May 22, 2004. By midnight Saturday, gas was coming into the plant and operations were back to normal. The fire is currently listed as “under control” and mop up operations will continue over the next week. The Judy Creek Gas Plant was temporarily shut down at approximately 4:30 PM on Tuesday, May 18, 2004 and partial production from our Judy ‘A’ pool recommenced on Friday, May 21, 2004 at approximately 3:00 AM.

Pengrowth also announces that due to the Memorial Day holiday in the United States which falls on Monday, May 31, 2004, the ex-distribution date for trading on the New York Stock Exchange has been changed to Thursday, May 27, 2004 from the former ex-distribution date of Friday, May 28, 2004.

The ex-distribution date for trading on the Toronto Stock Exchange remains unchanged at Friday, May 28, 2004. The record date for trading on both exchanges remains unchanged at June 1, 2004.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191